Northern Dynasty: us ENVIRONMENTAL PROTECTION AGENCY RE-STARTS PROCESS TO WITHDRAW obama-ERA ‘proposed determination’

June 26, 2019 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) reports the US Environmental Protection Agency (“EPA”) has announced it will re-start the process to withdraw a Proposed Determination initiated by the Obama Administration in 2014 under Section 404(c) of the Clean Water Act (“CWA”) in an unprecedented attempt to pre-emptively veto southwest Alaska’s Pebble Project before it received an objective, scientific regulatory review under the National Environmental Policy Act (“NEPA”).

In May 2017, Northern Dynasty’s 100%-owned US subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) entered into a settlement agreement with EPA that allowed the Pebble Project to proceed into normal course permitting under the CWA and NEPA. EPA further agreed to initiate a process to propose to withdraw its Proposed Determination, a process that was subsequently suspended by former EPA Administrator Scott Pruitt in January 2018.

Pebble Partnership CEO Tom Collier said the pre-emptive regulatory action initiated by the Obama-era EPA in 2014 represents a dangerous precedent and poor public policy that threatens investment in responsible resource development throughout the United States.

“The idea that development projects can be vetoed before they are even proposed or a comprehensive, permitting process has been undertaken is one that should not take root in this country,” Collier said. “It is wholly inconsistent with the rule of law and a serious deterrent to resource investment and industrial development, and it is for those reasons that we expect the Proposed Determination to be withdrawn by this Administration.”

Meanwhile, the Environmental Impact Statement (“EIS”) and federal permitting process for Pebble under NEPA being led by the US Army Corps of Engineers (the “Corps”) continues to advance. The Corps has published a timeline at www.pebbleprojecteis.com that indicates it expects to finalize the Pebble Project EIS in early 2020 and issue a final Record of Decision by the middle of next year.

“We have every confidence that the Pebble Project as proposed will meet the rigorous environmental standards enforced in Alaska and the US, and that the EIS permitting process now underway will demonstrate that compliance through an open, objective, transparent and science-driven review,” Collier said.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance or the outcome of litigation.

Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions.

The National Environment Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com